EGPI Firecreek, Inc.

6564 Smoke Tree Lane

Scottsdale, AZ 85253

August 22, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:   EGPI Firecreek, Inc. (the “Company”)

Registration Statement on Form SB-2

Filed July 1, 2005

File No.: 333-126326

Ladies and Gentlemen:

We previously filed the above referenced registration statement on Form SB-2 on July 1, 2005 and hereby request that such registration statement, together with all exhibits thereto, be withdrawn at your earliest convenience.  The Form SB-2 is being withdrawn because of a change in the underlying financing with one of the selling securityholders.  No securities were offered or sold pursuant to this registration statement.  Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact the undersigned at (480) 948-6581.

Thank you for your assistance in this matter.

EGPI Firecreek, Inc.

By: /s/Dennis Alexander

      Dennis Alexander

      Chief Financial Officer and Chairman